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EXHIBIT B-2




                            POWER PURCHASE AGREEMENT

                                     BETWEEN

                       ENTERGY NUCLEAR VERMONT YANKEE, LLC

                                       AND

                    VERMONT YANKEE NUCLEAR POWER CORPORATION


                                     B-2-1

                            POWER PURCHASE AGREEMENT


      This POWER PURCHASE AGREEMENT entered into this 6th day of September, 2001, by and between Entergy Nuclear Vermont Yankee, LLC, a Delaware limited liability company having a principal place of business at 440 Hamilton Avenue, White Plains, NY 10601 (hereinafter referred to as "Seller"), and Vermont Yankee Nuclear Power Corporation, a Vermont corporation having its principal place of business at 185 Old Ferry Road, Brattleboro, Vermont 05301, (hereinafter referred to as "Vermont Yankee" or "Company").

      WHEREAS, concurrently with the execution of this Agreement, Seller and Vermont Yankee are entering into a Purchase and Sale Agreement (the "P&S Agreement") of even date herewith, under which Vermont Yankee agrees to sell and Seller agrees to purchase, on the terms and subject to the conditions set forth therein, the Vermont Yankee Nuclear Power Plant, as described therein (the "Facility"), and certain related assets, and to assume certain liabilities and obligations; and

      WHEREAS, the consummation of the purchase of the Facility under the P&S Agreement (the "Closing") is subject to, among other things, the execution, delivery and effectiveness of this Agreement between Seller and Vermont Yankee,

      NOW THEREFORE, in consideration of these premises, the mutual agreements set forth herein and other good and valuable consideration, and intending to be legally bound, the Parties agree as follows:

ARTICLE 1. Condition Precedent

            It is a condition precedent to the obligations of Seller and Vermont Yankee under the P&S Agreement that the Closing shall have occurred and that all regulatory approvals required for this Agreement's initial effectiveness shall have been obtained. The Parties have agreed in the P&S Agreement to use Commercially Reasonable Efforts (as defined in the P&S Agreement) to obtain all such regulatory approvals.

ARTICLE 2. Definitions

      When used with initial capitalization, whether in the singular or the plural, the following terms shall have the meanings set forth below.

      (a) "Agreement": This document, including its appendices, as amended from time to time.

      (b) "Actual Monthly Energy": The total amount of Energy produced at the Facility that is reported by Seller to ISO-NE for the calendar month being billed.

      (c)   "Adjustment Factor": Defined in Article 8(b).


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
      (d) "Affiliate": Has the meaning set forth in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

      (e) "Base Price": The purchase price expressed in $/Mwh as set forth in Schedule D for the applicable month.

      (f) "Billing Date": Each date on which the Seller renders a bill to Vermont Yankee pursuant to Article 7(c).

      (g) "Business Day": Means any day other than Saturday, Sunday and any day on which banking institutions in the State of Vermont are authorized by law or other governmental action to close.

      (h) "Capability Audit": The procedure used pursuant to the NEPOOL Agreement to determine the Summer Net Capability and the Winter Net Capability of the Facility as currently set forth in the NEPOOL standards.

      (i)   "Closing Date": Has the meaning defined in the P&S Agreement.

      (j) "Company's Entitlement": The percentage entitlement of the Facility Product allocated to the Company pursuant to this Agreement, which is equal to the sum of the Sub-Entitlements and, when applicable, as adjusted pursuant to Article 8(b) for Uprates.

      (k) "Energy": The actual hourly electricity production of the Facility reduced for Station Service Use, transformer losses and generator lead losses, where such electric energy is delivered at the Delivery Point in the form of 3-phase, 60 cycle, alternating current at a nominal voltage of 345,000 volts.

      (l) "Delivery Point": The point which is the Facility's interconnection with NEPOOL PTF and which is designated as the "Producer Delivery Point", as indicated on the diagram attached hereto as Schedule A.

      (m)   "Delivery Term": Has the meaning set forth in Article 4(a).

      (n) "Facility": The Vermont Yankee Nuclear Power Station, a 540 MW nuclear powered generating unit located in Vernon, Vermont.

      (o) "Facility Product": The Energy, Installed Capability and all other associated ancillary services and NEPOOL products, including without limitation, reactive power, for which a NEPOOL market exists or is established and in operation during the term of this Agreement, actually produced by, or available from, the Facility in any hour.


                                     B-2-3
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      (p)   "FERC": The Federal Energy Regulatory Commission, and any successor thereto.

      (q) "Good Utility Practices": Means any of the practices, methods and activities approved by a significant portion of the electric utility industry in the United States as good practices applicable to nuclear generating facilities of similar design, size and capacity during the relevant time period or any of the practices, methods or activities which, in the exercise of reasonable judgment by a prudent nuclear operator in light of the facts known at the time the decision was made, could have been expected to accomplish the desired result at a reasonable cost consistent with good business practices, reliability, expedition and applicable law and assuring safety and protection of the public. Good Utility Practices are not intended to be limited to the optimal practices, methods or acts to the exclusion of all others, but rather to be practices, methods or acts generally accepted in the electric utility industry.

      (r) "Installed Capability": The Winter Net Capability during the Winter Period and the Summer Net Capability during the Summer Period.

      (s) "ISO-NE": The Independent System Operator of New England provided for in the NEPOOL Agreement, or its successor.

      (t) "Market Price" As of a Billing Date, the sum of (a) the actual average hourly NEPOOL spot clearing price for electric energy for all hours of the 12 month period immediately prior to such Billing Date as published by ISO-NE on its website (www.iso-ne.com) (or some other ISO-NE source mutually acceptable to Vermont Yankee and Seller) plus (b) the actual clearing price for Installed Capability for all hours of the 12 month period (or such shorter period as may be practicable if such price is not published for a full 12 month period at the time of calculation) immediately prior to such Billing Date as published by ISO-NE, stated is $/MWh. In the event there is no clearing price for Installed Capability, the Market Price shall be the product of (x) the amount set forth in clause (a) of the preceding sentence and (y) 110%. In all cases, if NEPOOL and/or ISO-NE implement a two settlement system for the energy market, the hourly NEPOOL spot clearing price for electric energy will be replaced by the clearing price for electric energy in the Day-Ahead Market Settlement, as defined in the NEPOOL Agreement, if a Day-Ahead Market Settlement exists; otherwise, it will be the Real-Time Clearing Price for electric energy in the Real-Time Market, both as defined in the Restated NEPOOL Agreement, if a Day-Ahead Market Settlement does not exist. If NEPOOL and/or ISO-NE implements a Congestion Management System, the hourly NEPOOL spot clearing price for electric energy will be replaced by Nodal Energy Prices in NEPOOL applicable to the Facility.

      (u)   "Maximum Monthly Amount": The monthly amounts set forth on Schedule
            B.


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      (v)   "Monthly NEPOOL Clearing Price": The average hourly NEPOOL spot clearing price for electric energy for a given month as published by ISO-NE in accordance with NEPOOL Standards.

      (w) "NEPOOL": The New England Power Pool, established by the NEPOOL Agreement, or its successor.

      (x) "NEPOOL Agreement": The agreement establishing NEPOOL, dated September 1, 1971, as amended by the Restated NEPOOL Agreement filed with FERC on December 31, 1996, as finally approved by FERC and as further amended and restated from time to time.

      (y) "NEPOOL Standards": All rules and regulations of NEPOOL or ISO-NE, including without limitation all Criteria, Rules and Standards
            (CRS), NEPOOL Automated Billing System Procedures (NABS), Operating Procedures (OP), and Market Rules (MR) issued or adopted by NEPOOL, ISO-NE and its satellite agencies, or their successors, in each case as amended from time to time and all successor regulations, rules and standards.

      (z)   "NRC": The Nuclear Regulatory Commission, and any successor thereto.

      (aa)  "Party: Seller or Company and its respective successors or assigns.

      (bb) "PTF" or "Pool Transmission Facilities": Have the meaning set forth in the NEPOOL Agreement.

      (cc) "RFO 25": The refueling outage number RFO 25 for the Facility currently scheduled to commence in October 2005, including the refueling of the Facility and the performance of certain maintenance, inspection and other work in connection therewith.

      (dd)  "Reconciliation Factor": Defined in Article 7(b).

      (ee) "Sub-Entitlement": The percentage entitlement allocated to each Sub-Purchaser of the Facility Product as set forth in Schedule C.

      (ff) "Sub-Purchasers": Collectively, the entities listed in Schedule C that are purchasing a portion of the Company Entitlement from Vermont Yankee, and "Sub-Purchaser" shall mean, individually, each such entity listed in Schedule C.

      (gg) "Station Service Use": All of the Energy and other Facility Product recognized by NEPOOL used on-site to operate the Facility, including cooling tower operations.


                                     B-2-5

      (hh) "Summer Net Capability (Capability)": The Maximum Claimed Capability, as defined in NEPOOL Market Rules and Procedures,
            Section 11, of the Facility during the Summer Period, expressed in kilowatts, and as determined by Capability Audit, exclusive of the capacity required for Station Service Use.

      (ii) "Summer Period" shall have the meaning set forth in the NEPOOL Market Rules and Procedures, Section 11.

      (jj)  "Uprate": Has the meaning set forth in Article 8(a).

      (kk) "Winter Net Capability (Capability)": The Maximum Claimed Capability, as defined in NEPOOL Market Rules and Procedures,
            Section 11, of the Facility during the Winter Period, expressed in kilowatts, and as determined by Capability Audit, exclusive of the capacity required for Station Service Use.

      (ll) "Winter Period" shall have the meaning set forth in the NEPOOL Market Rules and Procedures, Section 11.

ARTICLE 3. Purchase and Sale of Facility Product; Sub-Entitlements; Maintenance and Capability Audits

      (a) Seller agrees to sell and to deliver and Company agrees to purchase, and to accept delivery of, Company's Entitlement at the Delivery Point during the Delivery Term, for resale to the Sub-Purchasers. Title to and risk of loss with regard to the Facility Product to be purchased by the Company hereunder shall transfer from Seller to the Company at the Delivery Point. Seller shall be responsible for any costs or charges imposed on or associated with the Product or its delivery of the Product up to the Delivery Point. Company shall be responsible for any costs or charges imposed on or associated with the Product or its receipt at and from the Delivery Point.

      (b) Seller shall have the right to sell to third parties any portion of the Facility Product not included in Company's Entitlement.

      (c) Seller shall use Good Utility Practices in all aspects of the management and operation of the Facility. Seller shall use commercially reasonable efforts to maintain the Facility's Installed Capability at the level demonstrated by the most recent Capability Audit as of the date of the P&S Agreement and use its commercially reasonable efforts to make Facility Product available to Company on an ongoing basis, it being understood that Seller shall not be required to contract for, or make arrangements to obtain, Facility Product or any other product from any source other than the Facility in order to fulfill its obligations hereunder, and, subject to the foregoing, shall not be liable for any damages if Facility Product is not available; provided, however, that if applicable NEPOOL Standards or, in Seller's reasonable judgment, the physical operation of the Facility requires Seller to withhold from Vermont Yankee a specific quantity of ancillary services or Energy, then Seller may withhold such amount of those products at no cost


                                     B-2-6
and will provide the remaining amounts to Vermont Yankee and provided that at no time will Seller be required by this Agreement to change the Facility's operation, to operate the Facility beyond its normal rated capabilities, or change the Mwh output in order to provide ancillary services. If for any reason Seller does not generate power at the Facility, Seller has no obligation to sell or deliver to Vermont Yankee the Company's Entitlement or to obtain replacement power.

      (d) Periodically after the Closing Date, Seller shall undergo Capability Audits pursuant to NEPOOL Standards to demonstrate and audit the Summer Net Capability and/or the Winter Net Capability of the Facility. The Capability Audit shall be performed pursuant to NEPOOL Standards or standards mutually agreed to by the Parties if NEPOOL ceases to establish such standards. Seller agrees to provide to Company the results of the demonstrations and audits (NX-17s and supporting material).

      (e) Prior to making an Uprate as provided in Article 8(a), Seller agrees that it will cause the Facility to be operated within the current configuration of the Facility and the thermal limitations of 1593 megawatts thermal that is currently applicable to the Facility under its NRC Operating License.

      (f) Seller shall schedule maintenance activities in accordance with NEPOOL Standards, ISO-NE requirements and the requirements of any other entity with authority over the Facility's maintenance. In order to allow the Company and the Sub-Purchasers or their assignees ample time to make alternative arrangements, as soon as practically possible, Seller shall provide, by telephone or telecopy to Company's designated agent, advance notice of planned maintenance activities, planned outages, unplanned outages or any other event that reasonably could be expected to affect output of Facility Product, to reduce the Facility's capacity or to result in any downrating and to the extent reasonably practicable shall coordinate such events with the Company and the Sub-Purchasers or their assignees.

      (g) Company shall reimburse Seller for transmission charges, if any, as assessed by the ISO-NE, NEPOOL or Vermont Electric Power Company, Inc. for the transmission of Energy from the Delivery Point to the Company Delivery Point, as those points are indicated on Schedule A.

ARTICLE 4. Term, Regulatory Approvals, Early Termination

      (a) The obligations of the Parties under this Agreement shall commence with the first hour of the day that is the Closing Date and, subject to the termination provisions set forth in this Agreement, shall continue through 2400 Eastern Standard Time or Eastern Daylight Savings Time, as applicable, on March 21, 2012 (the "Delivery Term"). Provisions of this Agreement shall remain in effect after termination hereof to the extent necessary or appropriate to give full effect thereto, including Article 9 and provisions necessary to provide for final billings, billing adjustments, and payments.


                                     B-2-7

      (b) Notwithstanding any provision hereof to the contrary, Seller may permanently retire the Facility upon six (6) months prior written notice to Company (unless notice of that duration is not commercially feasible under the circumstances, in which case Seller shall give such notice as is commercially feasible under the circumstances). This agreement will terminate at the time specified in such notice, subject to the last sentence of clause (a) above.

      (c) Company has the option to negotiate with Seller for a mutually agreeable release from all or part of the Company's obligations to purchase power hereunder first for an effective date no earlier than February 28, 2005 and again for any remaining balance effective no earlier than December 31, 2007 (each an "Exercise Date") by giving written notice to Seller at least 180 days prior to the applicable Exercise Date, specifying the amount of Energy in portions that correspond to individual Sub-Entitlements it desires to terminate. During such 180 day period, the parties shall negotiate in good faith the terms of such mutually agreeable release. The effectiveness of any release entered into pursuant to this Article 4(c) shall be subject to the receipt by the Company and the Seller of any necessary regulatory approvals, which shall be obtained at each Party's own expense.

ARTICLE 5. Purchase Price for Facility Product

      (a) Company shall pay Seller monthly (on a $/Mwh basis) for the Company's Entitlement a purchase price determined according to the following formula:

          TMP(t)  =  (CE(t) x BP(t)  x  AME(t))    +    (CP(t) (CE(t)  x D(t)))

          where:

          CE(t)   =  Company's Entitlement for the month (t) in percent, as
                     adjusted pursuant to Article VIII.

          TMP(t)  =  Total payment price due in month (t).

          BP(t)   =  The Base Price for the applicable month in $/Mwh.

          AME(t)  =  The Actual Monthly Energy (up to but not to exceed the
                     Maximum Monthly Amount set forth on Schedule B, as adjusted) in the month (t) expressed in megawatthours.

          D(t)    =  Actual Monthly Energy for the month (t) in excess of the
                     Maximum Monthly Amount.

          CP(t)   =  Monthly NEPOOL Clearing Price for the month (t).

provided, however, that beginning on the first Billing Date after the end of the RFO 25 refueling outage (i.e., approximately October 2005) and on each Billing Date thereafter, if the Market


                                     B-2-8

Price as of the end of the month to which the bill to be rendered on such Billing Date relates is less than 95% of the Base Price for such month (as determined by reference to the table in Schedule D hereto), then the Base Price for such month to be used in the above formula shall be adjusted to be an amount equal to such Market Price multiplied by 105% (but the Base Price as adjusted hereby for any month shall not in any event exceed the relevant Base Price for such month set forth in Schedule D hereto).

      (b) Notwithstanding any future practice of NEPOOL (or any other or successor pooling or market arrangement in the New England region) that may create separate stated prices for Energy, Installed Capability or any other associated ancillary services, including without limitation, reactive power, Vermont Yankee shall not be required to pay charges for such products or services separate from or in addition to the purchase price set forth in Article 5(a) (as from time to time adjusted as provided therein) despite any such future practice.

ARTICLE 6. Dispatch

      (a) Seller shall make the Facility available for dispatch by ISO-NE. Seller, or its agent, shall submit all bids for the Facility to the ISO-NE such that the Facility will be dispatched in all hours in a given month at its full capacity as a self-scheduled unit.

      (b) Each Party shall comply with all NEPOOL Standards applicable to it.

      (c) Seller shall promptly submit this Agreement into the ISO-NE market system and shall file all other required forms to ISO-NE with a copy to Company's designated agent.

      (d) Seller's and Company's respective designated agents shall mutually agree to any revision to the existing ISO-NE NX-12B Forms to be submitted to ISO-NE in accordance with the provisions of the NEPOOL Agreement and NEPOOL Standards.

      (e) Whenever Company's system or the systems with which it is directly interconnected experience an emergency, as designated by the affected utility, or whenever it is necessary to aid in the restoration of service on the systems with which Company or a Sub-Purchaser is directly or indirectly interconnected, or, whenever requested by ISO-NE, Seller or its designee shall curtail or interrupt the delivery of all or a portion of the production of electricity at the Facility provided such curtailment or interruption shall continue only for as long as reasonably necessary to deal with the emergency.

      (f) Whenever Seller's Facility experiences an emergency, Seller or its designee shall have the right to curtail or interrupt all or a portion of Seller's obligation hereunder, provided such curtailment or interruption shall continue only for so long as reasonably necessary to deal with the emergency, and provided Seller promptly notifies Company's designated agent of the occurrence of such an emergency.


                                     B-2-9
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ARTICLE 7. Billing, Meter Reading; Financial Assurance

      (a) Seller shall deliver Company's Entitlement to the Delivery Point. Seller is responsible for maintaining metering and telemetering equipment at the Facility, as follows. The metering equipment shall be capable of registering and recording instantaneous and time-differentiated electric energy and other related data from the Facility, and shall comply with the requirements of NEPOOL's Standards as may be issued or revised from time to time. The telemetering shall be capable of transmitting such data to such reasonable location(s) specified by Company or its designated agent. The Company represents and warrants that as of the Closing Date the metering and telemetering equipment at the Facility will meet the requirements of this Article 7(a).

      (b) Each day, Seller shall be required to provide Company's designated agent with hourly-integrated megawatt hour readings for each hour of the previous day. Seller shall record hourly meter readings and log sheets and, upon the request of Company or its designated agent, provide copies of daily meter recordings and log sheets by electronic means with hard copy back up. All metering equipment installed shall be routinely tested in accordance with Good Utility Practices. Any meter tested and found to register within one-half of one percent (0.5%) of the comparative standard mutually agreed upon by Seller and the Company shall be considered correct and accurate. If at any time, any metering equipment is found to be defective or inaccurate, Seller shall cause such metering equipment to be made accurate or replaced at Seller's expense. Company shall have the right to request meter testing for accuracy at any time with reasonable advance notice. If such testing shows that tested meters are accurate within one-half of one percent (0.5%), then Company shall be responsible for the costs of such testing. If such testing shows a greater discrepancy, then Seller shall be responsible for the costs of such testing. Notwithstanding clause (c) below, in such event, a billing adjustment shall be made by Seller correcting all measurements made by the defective meter for either: (i) the actual period during which inaccurate measurements were made, if such period is determinable to the mutual satisfaction of Company or its designated agent and Seller; or (ii) if such period is not determinable, for a period equal to one-half the time elapsed since the prior test, but in no event greater than six months (the "Reconciliation Factor").

      (c) Seller shall submit, by telecopy or other agreeable same day delivery mechanism, an invoice for all applicable Article 5 charges to Company within 10 days after the end of each calendar month, and such invoice shall include the time and date of the meter readings. This invoice shall include such reasonable detail to enable Company to determine the basis for the charges of such month. Seller and Company agree to provide additional information reasonably requested by the other Party as necessary for billing purposes or data verification. Invoices may be rendered on an estimated basis. Each invoice shall be subject to adjustment for any errors in arithmetic, computing, estimating or otherwise. Seller and Company shall include any such invoicing adjustments as promptly as practicable.


                                     B-2-10

      (d) All payments shown to be due on such invoice, except amounts in dispute, shall be due and payable by wire transfer per instructions on the invoice on or before the later of the twentieth (20th) day of each month, or the tenth (10th) day after receipt by the Company of the invoice or, if such day is not a Business Day, then on the next Business Day (the "Due Date").

      (e) Any undisputed amounts unpaid after the Due Date shall bear interest at a rate equal to the Prime Rate (as published in The Wall Street Journal) then in effect on the Due Date, compounded on a monthly basis. Company may dispute all or any part of any invoice by written notification to Seller. All amounts paid by Company which are subsequently determined to have been improperly invoiced by Seller under this Agreement shall be subject to refund with interest at a rate equal to the Prime Rate (as published in The Wall Street Journal) then in effect on the Due Date, compounded on a monthly basis. The Company may, in good faith, dispute the correctness of any invoice or any adjustment to an invoice, rendered under this Agreement or adjust any invoice for any arithmetic or computational error within twelve (12) months of the date the invoice, or adjustment to an invoice, was rendered. In the event an invoice or portion thereof, or any other claim or adjustment arising hereunder, is disputed, payment of the undisputed portion of the invoice shall be required to be made when due, with notice of the objection given to the other party. Any invoice dispute or invoice adjustment shall be in writing and shall state the basis for the dispute or adjustment. Payment of the disputed amount shall not be required until the dispute is resolved. Upon resolution of the dispute, any required payment shall be made within two (2) Business Days of such resolution along with interest accrued at the Prime Rate (as published in The Wall Street Journal), compounded on a monthly basis.

      (f) Seller shall keep complete and accurate records and meter readings of its operations and shall maintain such data for a period of at least one (1) year after invoice for the final billing is rendered. Company shall have the right at its own expense, upon five (5) business days prior notice, during normal business hours, to examine and inspect all such records and meter readings in so far as may be necessary for the purpose of ascertaining the reasonableness and accuracy of all relevant data, estimates or statements of charges submitted to it hereunder but shall not impair or interfere with the operation of the Facility owned by Seller.

      (g) If Seller is unable, at its sole discretion, to obtain such comprehensive financial information as is reasonably required to evaluate creditworthiness with respect to Vermont Yankee, including but not limited to, annual reports containing audited consolidated financial statements and other information obtained through the public domain, Vermont Yankee shall upon thirty
(30) days written notice deliver such financial information to Seller. Upon the commercially reasonable request of Vermont Yankee, Seller shall use commercially reasonable efforts to protect the confidentiality of the information disclosed hereunder.

      (h) If Seller has commercially reasonable grounds for insecurity (determined in accordance with commercial standards as used in Section 2-609 of the Vermont Uniform Commercial Code) concerning the ability of one or more of the Sub-Purchasers to pay for its Sub-Entitlement for any billing period, then Seller may provide Vermont Yankee with written


                                     B-2-11
notices requesting adequate assurance ("Adequate Assurance") of due performance of the payment obligations of such Sub-Purchaser(s) for the respective portions of the Company's Entitlement. Upon receipt of such notice, Vermont Yankee shall have fifteen (15) Business Days to provide such Adequate Assurance to Seller.

ARTICLE 8. Uprating

      (a) Uprate Power. At any time during the Delivery Term, Seller may notify Vermont Yankee in writing that Seller intends to make capital improvements or related adjustments to operating parameters, set points, instruments and procedures to increase the Installed Capability or Energy output of the Facility (an "Uprate"). Such notice shall contain: (i) the estimated increase in Installed Capability, Energy associated with the Uprate (the "Uprate Power"); and (ii) an estimated date by which Seller would be able to begin generating Uprate Power. After providing the notice required by this Article 8(a), Seller will have the right but not the obligation to complete the Uprate.

      (b) Uprate Calculation. Seller will arrange for a Capability Audit to be conducted before, if necessary, and after the Uprate is completed to determine the actual increase in Installed Capability attributable to the Uprate. Based upon the results of these audits, Seller will reduce the Company Entitlement as follows:

          The post-Uprate Company Entitlement equals (i) Adjustment Factor times (ii)

          the pre-Uprate Company Entitlement.

          Adjustment Factor = (y/x)

          Where x = Capability Audit results after Uprate, and

          y = Capability Audit results immediately preceding the Uprate, both being determined in the same season.

      (c) Entitlement to Uprate Power. The Uprate Power attributable to any Uprate shall be calculated as set forth above and shall be Seller's power. Any Uprates shall reduce the Company's Entitlement in the manner and to the extent set forth in Article 8(b).

ARTICLE 9. Limitation of Liability; Indemnification; Insurance; Relationship of Parties

      (a) NOTWITHSTANDING CLAUSE (b) BELOW OR ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, NEITHER COMPANY NOR SELLER NOR THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, PARENT, SUBSIDIARIES OR AFFILIATES OR THEIR OFFICERS, DIRECTORS, AGENTS OR EMPLOYEES SHALL BE LIABLE OR RESPONSIBLE TO THE OTHER PARTY OR ITS PARENT, SUBSIDIARIES, AFFILIATES, OFFICERS, DIRECTORS, AGENTS, EMPLOYEES, SUCCESSORS OR ASSIGNS, OR THEIR RESPECTIVE INSURERS, FOR


                                     B-2-12

INCIDENTAL, INDIRECT, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES, CONNECTED WITH OR RESULTING FROM PERFORMANCE OR NON-PERFORMANCE OF THIS AGREEMENT, OR ANYTHING DONE IN CONNECTION THEREWITH INCLUDING, WITHOUT LIMITATION, CLAIMS IN THE NATURE OF LOST REVENUES, INCOME OR PROFITS (OTHER THAN PAYMENTS EXPRESSLY REQUIRED AND PROPERLY DUE UNDER THIS AGREEMENT), AND INCREASED EXPENSE OF, REDUCTION IN OR LOSS OF POWER GENERATION PRODUCTION OR EQUIPMENT USED THEREFOR, IRRESPECTIVE OF WHETHER SUCH CLAIMS ARE BASED UPON BREACH OF WARRANTY, TORT (INCLUDING NEGLIGENCE, WHETHER OF SELLER, COMPANY OR OTHERS), STRICT LIABILITY, CONTRACT, OPERATION OF LAW OR OTHERWISE, BUT EXCLUDING ACTS OF GROSS NEGLIGENCE OR WILLFUL MISCONDUCT.

      (b) Each Party (the "Indemnifying Party") shall defend, indemnify and save the other Party (the "Indemnified Party"), its officers, directors, agents, employees and Affiliates and their respective officers, directors, agents and employees harmless from and against any and all claims, liabilities, demands, judgments, losses, costs, expenses (including reasonable attorneys' fees), suits, or damages arising from or out of any event, circumstance, act or incident first occurring or existing during the period when control and title to Facility Product is vested in such Party as provided in Article 3(a). Each Party shall indemnify, defend and hold harmless the other Party against any Governmental Charges for which such Party is responsible under Article 18.

      (c) Each Party shall maintain appropriate insurance coverage at its sole expense.

      (d) The rights, obligations and protections afforded by clauses (a) and
(b) above shall survive the termination, expiration or cancellation of this Agreement, and shall apply to the full extent permitted by law.

      (e) Nothing in this Agreement shall be construed as creating any relationship between the Parties other than that of independent contractors for the sale and purchase of Facility Product.

      (f) EXCEPT AS SET FORTH HEREIN, THERE IS NO WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ANY AND ALL IMPLIED WARRANTIES ARE DISCLAIMED.

ARTICLE 10. Miscellaneous Provisions

      (a) The Parties hereto agree that time shall be of the essence of this Agreement.

      (b) This Agreement may not be modified or amended except in writing signed by or on behalf of both Parties by their duly authorized officers, and if applicable, after obtaining any required regulatory approvals.

      (c) It shall be the responsibility of Seller to take all necessary actions to satisfy any regulatory requirements that may be imposed on Seller by any statute, rule or regulation or FERC - accepted regional agreement concerning the sale of Facility Product to the Company

                                     B-2-13
hereunder. Company shall cooperate with Seller and provide information or such other assistance, without cost to Company, as may be reasonably necessary for Seller to satisfy regulatory requirements relating specifically and only to the sale of Facility Product. Seller shall cooperate with Company and provide information or such other assistance, without cost to Seller, as may be reasonably necessary for Company to satisfy regulatory requirements relating specifically and only to the purchase of Facility Product.

      (d) Notwithstanding clause (c) above, Seller agrees to provide, at no cost to Company, all necessary forms, data, and other information reasonably requested of Company by ISO-NE, NEPOOL, or any governmental or regulatory agency or authority having jurisdiction.

      (e) The Parties acknowledge and agree that the sales hereunder constitute "forward-contracts" within the meaning of the United States Bankruptcy Code.

      (f) This Agreement (including the exhibits, schedules and any written supplements hereto), constitutes the entire agreement between the Parties relating to the subject matter. This Agreement shall be considered for all purposes as prepared through the joint efforts of the Parties and shall not be construed against one Party or the other as a result of the preparation, substitution, submission or other event of negotiation, drafting or executing hereof. This Agreement shall not impart any rights enforceable by any third party (other than a permitted successor or assignee bound to this Agreement or the Sub-Purchasers and their assigns). Any provision declared or rendered unlawful by any applicable court of law or regulatory agency or deemed unlawful because of a statutory change or deemed to be not in compliance, with the NEPOOL Agreement the NEPOOL Standards or the ISO-NE Standards, whether because of changes therein or otherwise, including but not limited to a change in the commercial structure of the ISO-NE market from a single pool-wide market clearing price to a system that utilizes a geographic or location pricing differentiation approach, or a move to a multi-settlement approach (i.e. day ahead energy market clearing price, real time or hour ahead energy market clearing price), (individually or collectively, such events referred to as "Regulatory Event") will not otherwise affect the remaining lawful obligations that arise under this Agreement; and provided, further, that if a Regulatory Event occurs, the Parties shall use their commercially reasonable efforts to reform this Agreement in order to give effect to the original intention of the Parties. The term "including" when used in this Agreement shall be by way of example only and shall not be considered in any way to be in limitation. The headings used herein are for convenience and reference purposes only. All indemnity and audit rights shall survive the termination of this Agreement for twelve (12) months. This Agreement shall be binding on each Party's successors and permitted assigns.

ARTICLE 11. Assignment

      (a) Neither Party shall assign this Agreement or its rights hereunder without the prior written consent of the other Party, which consent may be withheld in the exercise of its sole discretion; provided, however, Seller may, without the consent of the Vermont Yankee (and


                                     B-2-14
without relieving itself from liability hereunder), (i) transfer, sell, pledge, encumber or assign this Agreement or the accounts, revenues or proceeds hereof in connection with any financing or other financial arrangements, or (ii) transfer or assign this Agreement to an affiliate of Seller, which affiliate's creditworthiness is equal to or higher than that of Seller, or (iii) transfer or assign this Agreement to an entity which is succeeding to all or substantially all of the assets of Seller; provided, however, that in each such case, Seller shall not be relieved of its obligations hereunder and any such assignee shall agree in writing to be bound by the terms and conditions hereof.

ARTICLE 12. Force Majeure

      (a) If either Party is rendered wholly or partly unable to perform its obligations under this Agreement because of a Force Majeure event, that Party shall be excused from whatever performance is affected by the Force Majeure event to the extent so affected, provided that the non-performing Party shall:
(i) provide prompt notice to the other Party of the occurrence of the Force Majeure event giving an estimation of its expected duration and the probable impact on the performance of its obligations hereunder and submitting good and satisfactory evidence of the existence of the Force Majeure event; (ii) exercise all commercially reasonable efforts to continue to perform its obligations hereunder; (iii) expeditiously take commercially reasonable action to correct or cure the Force Majeure event and submit good and satisfactory evidence that it is making all commercially reasonable efforts to correct or cure the Force Majeure event; (iv) exercise all commercially reasonable efforts to mitigate or limit damages to the other Party to the extent such action shall not adversely effect its own interests; and (v) provide prompt notice to the other Party of the cessation of the Force Majeure event; and provided, further, that the Party not claiming Force Majeure shall be excused from performance hereunder for the duration of such Force Majeure event.

      (b) "Force Majeure" means the failure or imminent threat of failure of facilities or equipment, flood, freeze, earthquake, storm, fire, lighting, other acts of God, epidemic, war, acts of a public enemy, riot, civil disturbance or disobedience, strike, lockout, work stoppages, other industrial disturbance or dispute, sabotage, restraint by court order or other public authority, and action or non-action by, or failure or inability to obtain the necessary authorizations or approvals from, any governmental agency or authority, which by the exercise of due diligence such Party could not reasonably have been expected to avoid and by exercise of due diligence its effect can not be overcome. Nothing contained herein shall be construed so as to require the Parties to settle any strike, lockout, work stoppage or any industrial disturbance or dispute in which it may be involved, or to seek review of or take an appeal from any administrative or judicial action. In no event shall the lack of funds or an inability to obtain funds or any action by governmental authority that disallows, prevents or limits the recovery through rates of all or any portion of the charges imposed by this Agreement be a Force Majeure event. A Force Majeure event shall not be based on (i) the loss of the Company's or any Sub-Purchaser's markets; (ii) the Company's or any Sub-Purchaser's inability to economically use or resell the Facility Product purchased


                                     B-2-15
hereunder; or (iii) the Seller's ability to sell the Facility Product at a greater price than that provided hereunder.

ARTICLE 13. Default

      (a) "Event of Default" shall mean, in relation to a Party (the "Defaulting Party"):

            (i) the failure to make, when due, any payment required pursuant to this Agreement if such failure is not remedied within three (3) Business Days after written notice;

            (ii) any representation or warranty made by such Party herein is false or misleading in any material respect when made or when deemed made;

            (iii) the failure by a Party to perform any material covenant or obligation set forth in this Agreement (except to the extent constituting a separate Event of Default), if such failure is not remedied within three (3) Business Days after written notice;

            (iv) such Party becomes Bankrupt; or

            (v) subject to Article 11(a) such Party consolidates or amalgamates with, or merges with or into, or transfers all or substantially all of its assets to, another entity and, at the time of such consolidation, amalgamation, merger or transfer, the resulting, surviving or transferee entity fails to assume all the obligations of such Party under this Agreement to which it or its predecessor was a party by operation of law or pursuant to an agreement reasonably satisfactory to the other Party.

      (b) Upon an Event of Default, upon written notice to the Defaulting Party, the Non-Defaulting Party may resort to all remedies available at law or in equity, including, without limitation: (i) the termination of this Agreement;
(ii) specific performance of the provisions of this Agreement; (iii) the recovery of actual damages; and/or (iv) the right to suspend performance hereunder; provided, however, in no event shall any such suspension continue for longer than ten (10) Business Days. In the event the Seller seeks damages hereunder, the measure of damages shall be calculated by determining all amounts potentially owing between the Parties, calculating the net present value thereof, and deducting the net present value of the potential resale value of all Facility Product to be delivered hereunder, all calculations to be made in a commercially reasonable basis. In the event the Company seeks damages hereunder, the measure of damages shall be calculated by determining the difference between the net present value of the purchase price for Facility Product to be delivered hereunder calculated pursuant to Article 5 and the net present value of the cost of power required to replace Facility Product to be delivered hereunder.

      (c)


                                     B-2-16

ARTICLE 14. Governing Law, Dispute Resolution

      (a) The interpretation and performance of this Agreement shall be in accordance with, and controlled by the law, of the State of Vermont, notwithstanding its conflicts of law principles.

      (b) If any dispute, disagreement, claim or controversy exists between Seller and Company arising out of or relating to this Agreement, such disputed matter shall be submitted to a committee comprised of one designated agent of each Party. Such committee shall be instructed to attempt to resolve the matter within twenty (20) days thereafter. If Company's and Seller's designees do not agree upon a decision within thirty (30) days after the submission of the matter to them, either Party may institute formal legal proceedings.

ARTICLE 15. Waiver

      The failure of either Party to require compliance with any provision of this Agreement shall not affect that Party's right to later enforce the same. It is agreed that the waiver by either Party of performance of any of the terms of this Agreement, or of any breach thereof or any default hereunder, must be in writing and signed by the Party from whom waiver is sought, and shall not be held or deemed to be a waiver by that Party of any subsequent failure to perform the same, or any other term or condition of this Agreement, or of any breach thereof or any default hereunder.

      ARTICLE 16. Company Representations and Warranties.

      The Company hereby represents and warrants to the Seller as follows:

      (a) Organization; Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Vermont and has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as is now being conducted. The Company here heretofore made available to the Seller complete and correct copies of its Articles of Association and Bylaws as currently in effect.

      (b) Authority. The Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action required on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company, and assuming that this Agreement constitutes a valid and binding agreement of the Seller and subject to obtaining all necessary regulatory approvals, constitutes


                                     B-2-17
            the legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

      (c)   Consents and Approvals; No Violation.

            Neither the execution and delivery by the Company of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (i) conflict with or result in the breach or violation of any provision of the Articles of Association or Bylaws of the Company, (ii) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, license or other restriction of any governmental authority to which the Company or any of its property is subject, which violation, individually or in the aggregate, would have a material adverse effect on the Company's ability to perform its obligations under this Agreement,
            (iii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which the Company is a party, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a material adverse effect on the Company's ability to perform its obligations under this Agreement, or (iv) constitute violations of any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, or any of its assets, which violation, individually or in the aggregate, would have a material adverse effect on the Company's ability to perform its obligations under this Agreement.

      (d) No declaration, filing or registration with, or notice to, or authorization consent or approval of any governmental authority is necessary for the consummation by the Company of the transactions contemplated hereby which has not already been obtained or will not be obtained on or prior to the Closing Date.

      (e) The Company is not Bankrupt and there are no proceedings pending or being contemplated by it or, to its knowledge, threatened against it which would result in it being or becoming Bankrupt.

      (f) There is not pending or, to its knowledge, threatened against it or any of the Sub-Purchasers any legal proceedings that could materially adversely affect its ability to perform its obligations under this Agreement.

ARTICLE 17. Notice

      Except as otherwise provided herein, any notice, invoice or other communication which is required or permitted by this Agreement shall be in writing and delivered by personal


                                     B-2-18
      service, telecopy, overnight delivery or mailed certified or registered first class mail, postage prepaid, properly addressed as follows:

      a)    In the case of Company to:

            Vermont Yankee Nuclear Power Corporation
            185 Old Ferry Road
            P.O. Box 7002
            Brattleboro, Vermont 05302-7002
            Telecopy No:  802-258-2128

      b)    In the case of Seller to:

            Entergy Nuclear Vermont Yankee, LLC
            440 Hamilton Avenue
            White Plains, NY 10601
            Telecopy No: 914-272-3205

      Another address or addressee may be specified in a notice duly given as provided. Each notice, invoice or other communication which shall be mailed, delivered or transmitted in the manner described above shall be deemed sufficiently given and received for all purposes at such time as it is delivered to the addressee (with return receipt, the delivered receipt, the affidavit of the messenger or with respect to a telecopy, the answer back, being deemed conclusive evidence of such delivery) or at such time as delivery is refused by the addressee upon presentation.

ARTICLE 18. Governmental Charges

      (a) Each Party shall use reasonable efforts to implement the provisions of and to administer this Agreement in accordance with the intent of the parties to minimize all taxes, so long as neither Party is materially adversely affected by such efforts.

      (b) Seller shall pay or cause to be paid all taxes imposed by any government authority ("Governmental Charges") on or with respect to the Facility Product arising prior to the Delivery Point. Buyer shall pay or cause to be paid all Governmental Charges on or with respect to the Facility Product at and from the Delivery Point (other than ad valorem, franchise or income taxes which are related to the sale of the Facility Product and are, therefore, the responsibility of the Seller). In the event Seller is required by law or regulation to remit or pay Governmental Charges which are Buyer's responsibility hereunder, Buyer may deduct the amount of any such Governmental Charges from the sums due to Seller under Article 5 of this Agreement. Nothing shall obligate or cause a Party to pay or be liable to pay any Governmental Charges for which it is exempt under the law.


                                     B-2-19

ARTICLE 19. Confidentiality

Except as otherwise required by law or for implementation of this Agreement, the Parties must keep confidential the transaction undertaken pursuant hereto; provided, however, that Vermont Yankee may disclose such information to its Sub-Purchasers as required to implement the resale of Facility Product, and the Sub-Purchasers may disclose the same to any entities to which they may seek to resell such Facility Product ("Third-Party Purchasers"), provided that any such Third-Party Purchaser shall agree to be bound by this confidentiality provision. Any information provided by either Party to the other Party or to a Sub-Purchaser or any such Third-Party Purchasers pursuant to this Agreement and labeled "CONFIDENTIAL" will be used by the receiving Party solely in connection with the purposes of this Agreement and will not be disclosed by the receiving Party to any third party, except as herein provided or with the providing Party's consent. This Article 19 of this Agreement will not prevent either Party from providing any confidential information received from the other Party to any court in accordance with a proper discovery request or in response to the reasonably request of any governmental agency with jurisdiction to regulate or investigate the disclosing Party's affairs, provided that, if feasible, the disclosing Party will give prior notice to the other Party of such disclosure and, if so requested by such other Party, will have used all reasonably efforts to oppose or resist the requested disclosure, as appropriate under the circumstances, or to otherwise make such disclosure, as appropriate, under the circumstances, or to otherwise make such disclosure pursuant to a protective order or other similar arrangement for confidentiality.

ARTICLE 20. Seller's Market-Based Power Sales Tariff

This Agreement is made under the authority of Seller's Market-Based Power Sales Tariff, as accepted for filing by FERC. Nevertheless, unless provisions of that Tariff are specifically incorporated herein by reference, this Agreement controls the terms of the transactions hereunder.


                                     B-2-20

      IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

                                      ENTERGY NUCLEAR VERMONT YANKEE, LLC


                                      By: /s/ Michael R. Kansler
                                          --------------------------------------
                                          Name:  Michael R. Kansler
                                          Title: Senior Vice President and Chief
                                                 Operating Officer


                                      VERMONT YANKEE NUCLEAR POWER CORPORATION


                                      By: /s/ Ross P. Barkhurst
                                          --------------------------------------
                                          Ross P. Barkhurst
                                          President and Chief Executive Officer


                                     B-2-21

                                   SCHEDULE A

                          [Diagram of Delivery Points]


                                     B-2-22

                                   SCHEDULE B


                                         Maximum Monthly
                                         Amount* (in Mwh)
                                         ----------------
                         January             383,805
                         February            359,391
                         March               383,373
                         April               370,526
                         May                 378,074
                         June                357,103
                         July                375,765
                         August              366,677
                         September           357,773
                         October             380,189
                         November            371,181
                         December            383,742

      * The maximum figure for any month affected by a refueling outage will be reduced by an amount equal to 510 times the actual number of hours that the Facility produces no Energy due to such refueling outage.

      If Seller completes an Uprate, Schedule B amounts, including the refueling outage adjustment as noted above, shall be increased by multiplying the amount by the fraction (x / y) as x and y are defined in Article 8(b).


                                     B-2-23

                                   SCHEDULE C


                                                         Original
Sub-Purchasers:                                          Portion
---------------                                          -------
Central Vermont Public Service Corporation                 35.0%
Green Mountain Power Corporation                           20.0%
New England Power Company                                  22.5%
The Connecticut Light and Power Company                     9.5%
Central Maine Power Company                                 4.0%
Public Service Company of New Hampshire                     4.0%
Cambridge Electric Light Company                            2.5%
Western Massachusetts Electric Company                      2.5%
                                                          -----
Company's Entitlement                                     100.0%


                                     B-2-24

                                   SCHEDULE D

                           BASE PRICES - $/Mwh LOW PPA


        2002      2003     2004      2005      2006      2007     2008      2009      2010      2011      2012
        ----      ----     ----      ----      ----      ----     ----      ----      ----      ----      ----
Jan               42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00     45.00

Feb               42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00     45.00

Mar     30.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00     45.00

Apr     30.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

May     30.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

June    30.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

July    55.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Aug     55.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Sept    49.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Oct     49.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Nov     49.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00

Dec     49.00     42.00    42.80     39.50     39.00     40.00    41.00     42.00     43.00     44.00


                                     B-2-25

                                  [PLACEHOLDER]


                                     B-2-26